Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated May 29, 2007
STATOIL ASA
(Exact name of registrant as specified in its charter)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
EXHIBIT INDEX
EXHIBIT 99.1
EXHIBIT 99.2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date:    May 29, 2007

STATOIL ASA
By:	/s/ Eldar Sætre
Eldar Sætre
Chief Financial Officer

EXHIBIT INDEX
The following table and discussion (bearing the exhibit numbers listed below) are furnished herewith and are made part of this Report pursuant to General Instructions for Form 6-K.

Exhibit	Description
99.1	Table of capitalization and indebtedness of Statoil ASA as at December 31, 2006.

99.2	Discussion of recent developments reflecting significant events having occurred after March 20, 2007.